Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

The Very Good Food Company Inc. (the “Company”)

2748 Rupert Street

Vancouver, BC V5M 3T7

Item 2.	Date of Material Change

April 22, 2022.

Item 3.	News Release

A news release announcing the material change described herein was disseminated on April 25, 2022.

Item 4.	Summary of Material Change

On April 25, 2022, the Company announced the appointment of Matthew Hall as Interim Chief Executive Officer and as a director of the Company effective May 2, 2022. The Company also announced the resignation of Ana Silva from her position as the Company’s President, Interim Chief Financial Officer and Interim Corporate Secretary and as a director of the Company effective April 22, 2022.

Item 5.1	Full Description of Material Change

On April 25, 2022, the Company announced the appointment of Matthew Hall as Interim Chief Executive Officer and as a director of the Company effective May 2, 2022. The Company also announced the resignation of Ana Silva from her position as the Company’s President, Interim Chief Financial Officer and Interim Corporate Secretary and as a director of the Company effective April 22, 2022.

Matt Hall was a 31-year global senior executive with Nestlé, the world’s largest food and beverage manufacturer. A Vancouver resident, he has served on the boards of several companies in the plant-based food space, most notably Burcon Nutrascience and Agrifoods International.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Further information relating to the Company may be found on www.sedar.com or by contacting Jordan Rogers, Chief Commercial Officer of the Company at 1 855 472-9841.

Item 9.	Date of Report

April 29, 2022.